February 12, 2020

Marco Guidi
Chief Financial Officer
Tanzanian Gold Corporation
22 Adelaide Street West, Suite 3400
Toronto, Ontario M5H 4E3 Canada

       Re: Tanzanian Gold Corporation
           Form 20-F for the Fiscal Year ended August 31, 2019
           Filed December 2, 2019
           File Number 001-32500

Dear Mr. Guidi:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year ended August 31, 2019 Filed December 2, 2019

Information on the Company, page 17

1. Please expand your disclosure of material information about reserves to include the cut-
      off grade and mineral price assumptions for all of the mineral resources and mineral reserves that you report, consistent with Instruction 1(a) to Item 4.D of Form 20-F.
2. Please separate your Buziba project mineral resources estimate on page 29 into measured, indicated, and inferred resource classifications, based on the appropriate level of geological knowledge and confidence.
3. Please expand your disclosure on page 40, regarding your 55% interest in the joint venture company Buckreef Gold Limited, to describe all material terms of the arrangement, including capital contribution requirements for you and your joint venture partner.

      Also describe the extent of progress, relative to the preliminary economic assessment, feasibility study, and mine development requirements mentioned on page 28 of your
 Marco Guidi
FirstName Gold CorporationGuidi
Tanzanian LastNameMarco
Comapany NameTanzanian Gold Corporation
February 12, 2020
February 12, 2020 Page 2
Page 2
FirstName LastName
         financial statements. Given your description of the obligation clause pertaining to the required commissioning date for the plant, you should discuss the implications of not having made all of the payments that were necessary to extend the time-frame beyond
         December 31, 2015, as indicated in your disclosure, particularly as may relate to the retention or forfeiture of your interest in the project.

Exhibit 15.1
Consolidated Financial Statements
Note 21 - Gold Bullion Loans, page 46

4. We note that your gold loans, amounting to $4,998,127 as of August 31, 2019, are accounted for at amortized cost. You disclose in Note 11 that the carrying value of the gold loans approximates fair value "because of the limited terms of these instruments,"
         although you have a practice of extending the terms for repayment.

         We understand that you are borrowing the commodity and are subject to one of three repayment scenarios, as may be elected by the lender, to (i) return the gold, (ii) pay in cash the loan value set on the loan commitment date, or (iii) issue shares to settle the loan value set on the loan commitment date, using a stated/fixed price for the shares.

         Please disclose your accounting policy for the embedded derivatives along with your rationale. Please clarify how each of the repayment scenarios have been considered in formulating your policy, and submit an analysis of your application of IFRS 9.

         Please also disclose how you are handling and accounting for the gold received when originating the loans, including the length of time that gold is retained, and the manner by which you exchange or utilize the gold to fund your operations.

5. Please reconcile your disclosure on page 46 where you state, "if the bullion loans are paid back by bullion, the valuation date of such bullion will be the date of the loan agreements," with loan provisions indicating you would need to return the same quantity of gold that is borrowed, with varying degrees of specificity as to the form.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Lily Dang at (202) 551-3867 or Jenifer Gallagher at
(202) 551-3706 if
you have questions regarding comments on the financial statements and related matters. You may contact John Coleman - Mining Engineer at (202) 551-3610 if you have questions regarding the engineering comments. Please contact Karl Hiller - Branch Chief at (202) 551-3686 with any other questions.
 Marco Guidi
Tanzanian Gold Corporation
February 12, 2020
Page 3


FirstName LastNameMarco Guidi             Sincerely,
Comapany NameTanzanian Gold Corporation
                                          Division of Corporation Finance
February 12, 2020 Page 3                  Office of Energy & Transportation
FirstName LastName